Emeco Holdings Limited

SUPPL

RECEIVED
2009 MAR 25 A 6:

11 March 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 11 March 2009 – Notice of change of interests of substantial holder – Barclays Group*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	11-Mar-2009
Time	16:38:06
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 604 - Change in substantial holding

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To **Emeco Holdings Limited (EHL)**
ACN/ARSN **112 188 815**

1. Details of substantial holder

Name **Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

There was a change in the interests of the substantial holder on 06 March 2009

The previous notice was given to the company on 04 February 2009

The previous notice was dated 04 February 2009

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary	33,146,401	5.26%	39,061,557	6.27%

3. Changes in relevant interests

Particulars of each change in, or change on the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities Affected	Person's votes affected
06/03/09	Barclays Group *Annexure A*	Increase in voting power	Average price $0.237	Ordinary 5,915,156	1.01%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest	Class and number of securities	Person's votes
Barclays Group	JP Morgan & other custodians – See Annexure "A"	Annexure "A"	Ordinary 39,061,557	6.27%

5. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

11 March 2009
Date

This is "Annexure A" of 1 page referred to in Form 604 Notice of change of interests of substantial holder

Relevant interest in Emeco Holdings Limited ("EHL") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
EHL	Emeco Holdings Limited	Barclays Global Investors Ltd	328,040	0.05
EHL	Emeco Holdings Limited	Barclays Global Investors, N.A.	809,735	0.13
EHL	Emeco Holdings Limited	Barclays Global Fund Advisors	628,474	0.10
EHL	Emeco Holdings Limited	Barclays Capital Securities Ltd	777,842	0.12
EHL	Emeco Holdings Limited	Barclays Global Investors Australia Ltd	36,517,466	5.87
			39,061,557	**6.27**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in EHL as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in EHL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in EHL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

11 March 2009
Date

Emeco Holdings Limited

12 March 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

2009 MAR 25 A 6: 31
RECEIVED

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 12 March 2009 – Change of Director's Interest Notice – John Cahill*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

PFAX101

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	12-Mar-2009
Time	17:36:25
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Revised Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Emeco Holdings Ltd**
ABN	**89 112 188 815**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Cahill
Date of last notice	22 September 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest **(including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Cahill is the trustee of the J&M Cahill Family Trust, a trust related to Mr Cahill
Date of change	11 March 2009
No. of securities held prior to change	20,000 shares by Mr Cahill as the trustee of the J&M Cahill Family Trust
Class	Ordinary shares
Number acquired	100,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average of $0.28 per share
No. of securities held after change	120,000 shares by Mr Cahill as the trustee of the J&M Cahill Family Trust
Nature of change **Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back**	On market trade

Emeco Holdings Limited

3 March 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 2 March 2009 – Notice of initial substantial holder – Commonwealth Bank of Australia and its subsidiaries*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

PFAX101

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999
www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	02-Mar-2009
Time	14:45:10
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Becoming a substantial holder from CBA

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

FORM 603

Corporations Act 2001
Section 671B

Notice of initial Substantial Holder

To: Emeco Holdings Limited

ACN/ARSN:

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

The holder became a substantial holder on: 25/02/2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	2,564,872	2,564,872	0.41%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	27,669,844	27,669,844	4.38% See note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
Fully paid ordinary shares	1,359,470	1,359,470	0.22% See note 2 at the end of this form

Class of securities	Number of securities	Person's votes	Voting Power
GRAND TOTAL Fully paid ordinary shares	31,594,186	31,594,186	5.01%

CFS/IMS

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of shares
Avanteos Investments Limited	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,700 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	1,500,748 Fully paid ordinary shares
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as superannuation trustee	895,469 Fully paid ordinary shares
CommSec Trading Limited	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	166,955 Fully paid ordinary shares
Acadian Asset Management (Australia)	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	5,861,747 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Colonial First State Investment Limited (3)	Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	20,306,425 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Realindex Investments Limited	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities.	1,501,672 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Acadian Asset Management (Australia)	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,359,470 Fully paid ordinary shares"**" See note 2 on the last page of this form.
Total		31,594,186

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of shares
Acadian Asset Management (Australia)	Citicorp Nominees Pty Limited		1,627,335 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Acadian Asset Management (Australia)	Citicorp Nominees Pty Limited		729,558 Fully paid ordinary shares"*" See note 2 on the last page of this form
Acadian Asset Management (Australia)	Citigroup Global Market Limited		4,234,412 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Acadian Asset Management (Australia)	JP Morgan Nominees Australia Limited		629,912 Fully paid ordinary shares"*" See note 2 on the last page of this form
Avanteos Investments Limited	Avanteos Investments Limited		1,700 Fully paid ordinary shares
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		1,500,748 Fully paid ordinary shares
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		20,306,425 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		895,469 Fully paid ordinary shares
CommSec Trading Limited	Share Direct Nominees Pty Limited		166,955 Fully paid ordinary shares

Realindex Investments Limited	Citicorp Nominees Pty Limited		1,501,672 Fully paid ordinary shares"*" See note 1 on the last page of this form.
Grand Total			31,594,186

Exemption File No. 82-35011

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice.				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
Avanteos Investments Limited	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (1)	Is a related body corporate of Commonwealth Bank of Australia
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Is a related body corporate of Commonwealth Bank of Australia
CommSec Trading Limited	Is a related body corporate of Commonwealth Bank of Australia
Acadian Asset Management (Australia)	Is a related body corporate of Commonwealth Bank of Australia
Colonial First State Investment Limited (3)	Is a related body corporate of Commonwealth Bank of Australia
Realindex Investments Limited	Is a related body corporate of Commonwealth Bank of Australia
Acadian Asset Management (Australia)	Is a related body corporate of Commonwealth Bank of Australia

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000
Realindex Investments Limited	Level 7 48 Martin Place Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

Exemption File No. 82-35011

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. Capital 121 has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 2 day of March 2009.

Annexure A

This is the annexure mark A referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 25/02/2009

John Damien Hatton – Company Secretary

SCHEDULE

ASB Bank Limited
ASB Capital Limited
ASB Capital No.2 Limited
ASB Group (Life) Limited
ASB Holdings Limited
Avanteos Investments Ltd (ACN 096 259 979)
Avanteos Pty Limited (ACN 066 862 97)
Burdekin Investments Limited
CBA (Delaware) Finance Incorporated
CBA (Europe) Finance Limited
CBA Asia Limited
CBA Capital Trust 1
CBA Capital Trust II
CBA Funding (NZ) Limited
CBA Funding Trust 1
CBA Investments Limited (ACN 000 835 423)
CBA NZ Holding Limited
CBA USD Funding Limited
CBCL Australia Limited
CBFC Leasing Pty Limited(ACN 008 520 965)
CBFC Limited (ACN 008 519 462)
CFS Managed Property Limited(ACN 006 464 428)
CMG Asia Life Holdings Limited
Collateral Leasing Pty Limited(ACN 002 681 218)
Colonial AFS Services Pty Limited (ACN 083 514 667)
Colonial Fiji Life Limited
Colonial Finance Limited (ACN 067 105 435)
Colonial First State (UK) Holdings Limited
Colonial First State Asset Management (Australia) Limited (ACN 114 194 311)
Colonial First State Group Limited (ACN 004 405 556)
Colonial First State Investments (NZ) Limited
Colonial First State Investments Limited (ACN 002 348 352)
Colonial First State Property Limited (ACN 085 313 926)
Colonial First State Property Management Pty Ltd (ACN 101 504 045)
Colonial First State Property Retail Trust
Colonial Holding Company Limited (ACN 074 706 782)
CommBank Europe Limited
CommBankManConsult(Asia)Co Ltd
CommCapital S.a.r.l
CommInternational Limited
Commonwealth Financial Planning Limited(ACN 003 900 169)
Commonwealth Insurance Holdings Limited (ACN 088 327 959)
Commonwealth Insurance Limited (ACN 067 524 216)
Commonwealth Managed Investments Limited (ACN 084 098 180)
Commonwealth Securities Limited (ACN 067 254 399)
CommTrading Limited
Copacabana Beach Pty Ltd(ACN 123 047 978)
Crystal Avenue Pty Limited(ACN 123 019 956)
CTB Australia Limited
D Compartment ABI Lux Co
eCommlegal Pty Ltd
Financial Wisdom Limited(ACN 006 646 108)
First State (HK) LLC
First State Investment Holdings (Singapore) Ltd
First State Investment Managers (Asia) Limited (ACN 054 571 701)
First State Investments (Cayman) Limited
Fringe Pty Ltd (ACN 078 791 901)
FS Investments (Bermuda) Ltd
Greenwood Lending Pty Ltd(ACN 112 461 131)
Group Treasury Services NZ Limited(ACN 1761530)
GT Funding No6 Ltd Partnership(NSWLP 00000537)
GT Investments No 3 Pty Ltd(ACN 126 767 931)
GT Operating No.2 Pty Limited(ACN 100 915 517)
GT Operating No4 Pty Ltd(ACN 121 276 088)
Harboard Beach Pty Ltd(ACN 123 178 450)
Hemisphere Lane Pty Ltd(ACN 100 915 400)
Homepath Pty Limited (ACN 081 986 530)
IWL Limited(ACN 078 119 212)
Jacques Martin Administration and Consulting Pty Limited(ACN 006 787 748)
Kiwi Income Properties Limited
Kiwi Property Management Limited
Lily Pty Ltd(ACN 124 503 117)
Loft No 3 Pty Ltd(ACN 118 488 234)
Luca Limited Partnership
M-Land Pty Ltd(ACN 106 099 923)
Medallion Series Trust 2006 1G
Medallion Trust Series 2003-1G
Medallion Trust Series 2004-1G
Medallion Trust Series 2005-1G
Medallion Trust Series 2005-2G
Medallion Trust Series 2007 4P
Medallion Trust Series 2007 5P
Medallion Trust Series 2007-1G
Medallion Trust Series 2008-1R
MIS Funding No1 Pty Limited(ACN 119 268 905)
National Bank of Fiji Limited
Newport Limited
Padang Pty Ltd(ACN 106 099 496)
Pavillion and Park Limited
PERLS II Trust (ARSN 107 133 488)
PERLS III Trust (formally Preferred Capital Limited)
Pontoon (Funding)PLC
Prime Investment Entity Limited(ACN 065 915 139)
PT Astra CMG Life
PT Bank Commonwealth
Securitisation Advisory Services Pty Ltd(ACN 064 133 946)
Series 2001-IG Medallion Trust
Series 2002-IG Medallion Trust
Share Investments Pty Limited(ACN 010 035 837)
SHIELD Series 21
SHIELD Series 50
Sovereign Group Limited
Sovereign Limited
Sparad (No. 24) Pty Limited (ACN 057 975 087)
Watermark Limited

End of Annexure A

Exemption File No. 82-35011

Annexure B

This is the annexure mark B referred to in Form 603, Notice of initial Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 25/02/2009

John Damien Hatton – Company Secretary

Realindex Investments Limited

Date	Registered Company	Transaction type	Quantity	Consideration
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	177938	102419
30 Jan 2009	Citicorp Nominees Pty Limited	BUY	953130	163057
Total			**1131068**	**265476**
Entity Total			**1131068**	**265476**

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	53214	29781
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	183	133
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	6718	4721
10 Nov 2008	Citicorp Nominees Pty Limited	BUY	88	68
10 Nov 2008	Citicorp Nominees Pty Limited	BUY	42480	32381
13 Nov 2008	Citicorp Nominees Pty Limited	BUY	79745	52564
18 Nov 2008	Citicorp Nominees Pty Limited	BUY	70407	37752
21 Nov 2008	Citicorp Nominees Pty Limited	BUY	103673	47122
27 Nov 2008	Citicorp Nominees Pty Limited	BUY	57958	27726
Total			**414466**	**232248**
Entity Total			**414466**	**232248**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
31 Oct 2008	Citicorp Nominees Pty Limited	SELL	-46134	-26527
07 Nov 2008	Citicorp Nominees Pty Limited	SELL	-4600	-3482
19 Nov 2008	Citicorp Nominees Pty Limited	SELL	-6600	-3399
21 Nov 2008	Citicorp Nominees Pty Limited	SELL	-17400	-8036
26 Nov 2008	Citicorp Nominees Pty Limited	SELL	-22258	-10239
02 Dec 2008	Citicorp Nominees Pty Limited	SELL	-12966	-6467
08 Dec 2008	Citicorp Nominees Pty Limited	SELL	-15461	-6425
Total			**-125419**	**-64575**
Entity Total			**-125419**	**-64575**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	143223	81281
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	74	46
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	1235	743
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	299656	189787
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	160	116
06 Nov 2008	Citicorp Nominees Pty Limited	BUY	5899	4145

10 Nov 2008	Citicorp Nominees Pty Limited	BUY	80	62
10 Nov 2008	Citicorp Nominees Pty Limited	BUY	38771	29554
11 Nov 2008	Citicorp Nominees Pty Limited	SELL	-84982	-61578
13 Nov 2008	Citicorp Nominees Pty Limited	BUY	45943	30283
13 Nov 2008	Citicorp Nominees Pty Limited	SELL	-419192	-275429
13 Nov 2008	Citicorp Nominees Pty Limited	SELL	-67539	-44376
14 Nov 2008	Citicorp Nominees Pty Limited	SELL	-75438	-50101
14 Nov 2008	Citicorp Nominees Pty Limited	SELL	-11532	-7659
21 Nov 2008	Citicorp Nominees Pty Limited	BUY	87191	39631
24 Nov 2008	Citicorp Nominees Pty Limited	BUY	251637	114778
26 Nov 2008	Citicorp Nominees Pty Limited	BUY	137200	65052
27 Nov 2008	Citicorp Nominees Pty Limited	BUY	563227	266458
15 Dec 2008	Citicorp Nominees Pty Limited	BUY	504287	185944
19 Dec 2008	Citicorp Nominees Pty Limited	BUY	40926	10662
19 Dec 2008	Citicorp Nominees Pty Limited	BUY	379152	98774
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	13582	3580
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	122990	32423
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	250272	62716
22 Dec 2008	Citicorp Nominees Pty Limited	BUY	2266207	567887
31 Dec 2008	Citicorp Nominees Pty Limited	BUY	21261	6056
31 Dec 2008	Citicorp Nominees Pty Limited	BUY	194825	55493
09 Jan 2009	Citicorp Nominees Pty Limited	SELL	-173718	-51210
15 Jan 2009	Citicorp Nominees Pty Limited	BUY	41201	10073
15 Jan 2009	Citicorp Nominees Pty Limited	BUY	368918	90191
23 Jan 2009	Citicorp Nominees Pty Limited	SELL	-9050	-1899
29 Jan 2009	Citicorp Nominees Pty Limited	BUY	120381	19910
29 Jan 2009	Citicorp Nominees Pty Limited	BUY	1065919	176291
30 Jan 2009	Citicorp Nominees Pty Limited	BUY	55532	9463
30 Jan 2009	Citicorp Nominees Pty Limited	BUY	495409	84418
02 Feb 2009	Citicorp Nominees Pty Limited	BUY	41844	6921
02 Feb 2009	Citicorp Nominees Pty Limited	BUY	374087	61870
09 Feb 2009	Citicorp Nominees Pty Limited	SELL	-444776	-86109
11 Feb 2009	Citicorp Nominees Pty Limited	BUY	81230	21619
11 Feb 2009	Citicorp Nominees Pty Limited	SELL	-363394	-101510
11 Feb 2009	Citicorp Nominees Pty Limited	SELL	-45624	-12745
18 Feb 2009	Citicorp Nominees Pty Limited	SELL	-407444	-86569
19 Feb 2009	Citicorp Nominees Pty Limited	BUY	8036	1732
19 Feb 2009	Citicorp Nominees Pty Limited	BUY	74832	16127
20 Feb 2009	Citicorp Nominees Pty Limited	BUY	468634	96296
25 Feb 2009	Citicorp Nominees Pty Limited	BUY	109576	25913
Total			**6570708**	**1687110**

Entity Total			**6570708**	**1687110**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	9400	5405
31 Oct 2008	Citicorp Nominees Pty Limited	BUY	36734	21122
26 Nov 2008	Citicorp Nominees Pty Limited	BUY	22258	10239
19 Jan 2009	Citicorp Nominees Pty Limited	SELL	-494	-108
13 Feb 2009	Citicorp Nominees Pty Limited	SELL	-5400	-1350
Total			**62498**	**35308**

Entity Total			**62498**	**35308**

Acadian Asset Management (Australia)

Exemption File No. 82-35011

Date	Registered Company	Transaction type	Quantity	Consideration
03 Nov 2008	Citicorp Nominees Pty Limited	BUY	29279	17268
21 Nov 2008	Citicorp Nominees Pty Limited	BUY	48967	21554
25 Nov 2008	Citicorp Nominees Pty Limited	BUY	628495	306140
04 Dec 2008	Citicorp Nominees Pty Limited	BUY	226703	103271
12 Dec 2008	Citicorp Nominees Pty Limited	BUY	295963	109829
30 Jan 2009	Citicorp Nominees Pty Limited	SELL	-162652	-26827
12 Feb 2009	Citicorp Nominees Pty Limited	SELL	-20000	-6392
19 Feb 2009	Citicorp Nominees Pty Limited	SELL	-574366	-124733
Total			**472389**	**400110**

Date	Registered Company	Transaction type	Quantity	Consideration
31 Oct 2008	Citigroup Global Market Limited	BUY	380100	211748
08 Dec 2008	Citigroup Global Market Limited	BUY	636788	270264
19 Dec 2008	Citigroup Global Market Limited	BUY	100000	28014
Total			**1116888**	**510026**

Date	Registered Company	Transaction type	Quantity	Consideration
11 Nov 2008	JP Morgan Nominees Australia Limited	BUY	224960	165633
01 Dec 2008	JP Morgan Nominees Australia Limited	BUY	99558	53121
27 Jan 2009	JP Morgan Nominees Australia Limited	SELL	-102974	-19738
Total			**221544**	**199016**

Entity Total	**1810821**	**1109152**
Grand Total	**9864142**	**3264716**

End of Annexure B

URGENT

Emeco Holdings Limited

3 March 2009

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

RECEIVED
2009 MAR 25 A 6:07

Dear Sir/Madam

Re: Exemption File number 82-35011

Enclosed are copies of letters that have been sent to the SEC recently. Unfortunately we have not had copies of the letters returned confirming receipt of the notices.

To finalise this matter, please kindly acknowledge receipt of these notices by returning a copy of the original letters stamped by the SEC. A reply-paid envelope is enclosed.

For your information, the market announcements referred to in the letter were posted on the company's website on the date of announcement to the Australian Stock Exchange.

For more information please call me on +61-8-9420-0262 or email jenni.skinner@emecoequipment.com.

Sincerely

Jenni Skinner

Jenni Skinner
PA to General Manager Corporate Services